EXHIBIT 3
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                           NEXEN INC. 801 - 7th Ave SW Calgary AB Canada T2P 3P7

                                  T 403 699.4000 F 403 699.5776 www.nexeninc.com

March 10, 2003

Dear Fellow Shareholder:

         On behalf of the Board of Directors and Management of Nexen Inc., I extend to you an invitation to attend the 2003 Annual General and Special Meeting of Shareholders to be held in the Crystal Ballroom, the Palliser Hotel, Calgary, Alberta, at 11:00 a.m., on May 6, 2003. The Notice of Meeting, Proxy Statement and Information Circular and a form of Proxy are enclosed. They contain information that is important to you as a shareholder and I encourage you to review them.

         The meeting is called to receive the consolidated financial statements and auditors' report for the year ended December 31, 2002 and receive a report of Nexen's operations for 2002 and the first quarter of 2003. Shareholders will also be asked to elect directors; appoint auditors; approve the reservation of 2,000,000 additional common shares for issuance under the Stock Option Plan; consider the shareholder proposal with respect to expensing stock options; and, consider and act on any other business that may properly be brought before the meeting.

         Please note that Mr. Gordon R. Wittman is retiring from our Board of Directors this year. The Board and Management wish to express their sincere appreciation for Mr. Wittman's valued contribution to Nexen and our shareholders during his nine years on the Board. In anticipation of Mr. Wittman's retirement, we were pleased to welcome Mr. Thomas C. O'Neill to the Board in December. Mr. O'Neill was appointed in December, following a distinguished career with PricewaterhouseCoopers. Mr. O'Neill's strong financial background and diverse experience will be a definite asset.

         I encourage you to read the Proxy Statement and Information Circular and I urge you to vote on the proposed measures either by returning the enclosed Proxy or by attending the meeting of shareholders on May 6, 2003 in Calgary.

         We look forward to your support.

Yours truly,

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/s/ Charles W. Fischer
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Charles W. Fischer
President and Chief Executive Officer